March 14, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ryan Rohn
Stephen Krikorian
Mitchell Austin

Re:           Tintri, Inc.

Draft Registration Statement on Form S-1

Submitted March 14, 2017

CIK No. 0001554875

Ladies and Gentlemen:

On behalf of our client, Tintri, Inc. (“Tintri”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the third confidential submission (the “Third Confidential Submission”) of the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Third Confidential Submission also includes an r-tagged version showing changes to the last confidential submission on April 29, 2016.

We note that the section of the Third Confidential Submission titled “Selected Consolidated Data and Other Data” presents, among other things, selected consolidated statements of operations data for the nine months ended October 31, 2015 and 2016, and that the section of the Third Confidential Submission titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains a comparison of Tintri’s results of operations for the nine months ended October 31, 2015 and 2016.

Tintri wishes to advise the Staff that, in accordance with Rule 3-12 of Regulation S-X promulgated under the Securities Act of 1933, as amended, Tintri anticipates that future submissions and/or filings of the Registration Statement will replace the consolidated statements of operations data for the nine months ended October 31, 2015 and 2016 and the accompanying discussions thereof with consolidated statements of operations data and accompanying discussions for Tintri’s fiscal years ended January 31, 2016 and 2017. Consequently, Tintri anticipates that future submissions and/or filings of the Registration Statement will include selected consolidated statements of operations data for fiscal years 2015, 2016 and 2017 and that the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” will contain a comparison of Tintri’s results of operations for each of fiscal 2015 and 2016 and fiscal 2016 and 2017.

Division of Corporation Finance

March 14, 2017

In addition, Tintri is supplementally providing the Staff under separate cover with copies of the industry data and other research cited in the Registration Statement, including the reports of International Data Corporation referenced in “Market and Industry Data,” marked to highlight the portions that Tintri relied on and cross-referenced to the statements in the prospectus.

Finally, we wish to acknowledge the comment that the Staff provided verbally on or about May 17, 2016, requesting that the Company qualify the statement that “substantially all of [the Company’s] customers have either renewed their support and maintenance subscriptions or purchased new support and maintenance subscriptions together with replacement products” as being made to the Company’s belief. We have reflected this comment under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 57 of the Third Confidential Submission.

Please direct any questions to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

cc:    Ken Klein, Tintri, Inc.

Ian Halifax, Tintri, Inc.

Mike Coleman, Tintri, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP